SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                                       Commission File Number: 1-8133

                    NOTIFICATION OF LATE FILING

(Check One):

X  Form 10-K  __ Form 11-K  __ Form 20-F  __ Form 10-Q  __ Form N-SAR

   For Period Ended: December 31, 2000

__ Transition Report on Form 10-K   __ Transition Report on Form 11-K
__ Transition Report on Form 20-F   __ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR

   For the Transition Period Ended: ___________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________
______________________________________________________________________
______________________________________________________________________


                               PART I
                       REGISTRANT INFORMATION

Full name of registrant:                Xerox Credit Corporation
Former name if applicable:
Address of principal executive office:  100 First Stamford Place
City, state and zip code:               Stamford, Connecticut  06904


                              PART II
                      RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

       I  (a) The reasons described in reasonable detail in Part III of
       I      this form could not be eliminated without unreasonable
       I      effort or expense;
       I
      I   (b) The subject annual report, semi-annual report, transition
      I       report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
 ___ I        thereof will be filed on or before the 15th calendar day
     I        following the prescribed due date; or the subject
      I       quarterly report or transition report on Form 10-Q, or
      I       portion thereof will be filed on or before the fifth
       I      calendar day following the prescribed due date; and
       I
       I  (c) The accountants' statement or other exhibit required by
       I      Rule 12b-25 (c) has been attached if applicable.


                              PART III
                              NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period):

Registrant does not at the present time have audited financial statements for 2000. Registrant has been advised by its auditors, KPMG, that a fuller audit review than previously contemplated is needed for it to satisfy its auditing responsibilities in connection with completing its audit of Registrant's 2000 financial statements. In furtherance of this fuller review, Xerox Corporation's (Registrant's parent, "Xerox") Audit Committee has begun an internal review, in cooperation with KPMG, which will address matters for further review. Xerox's Audit Committee has engaged counsel to assist it in the review. Registrant and Xerox's Audit Committee believe that Registrant's accounting policies and procedures are appropriate and consistent with generally accepted accounting principles. However, in light of the previously disclosed Securities and Exchange Commission investigation, Xerox's Audit Committee and Registrant's auditors agreed that a fuller review is appropriate. Xerox's Audit Committee and its counsel, together with KPMG, intend to work together to complete the review as quickly as possible, although no fixed time frame has been set.


                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Martin S. Wagner                  (203)           968 - 3457
(Name)                            (Area Code)     (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     X   Yes  ____ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     X   Yes  ____ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 29, 2001, Xerox Corporation, Registrant's parent ("Xerox"), publicly disclosed in a press release unaudited 2000 results of operations, including net income (loss) of $(384) million for 2000 compared to $1,424 million for 1999. As indicated in Part III above, Registrant does not at the present time have audited financial statements for 2000. The foregoing is subject to the outcome of an internal review begun last week by Xerox's Audit Committee, in cooperation with Xerox's and Registrant's auditors, KPMG LLP, and completion of the 2000 audit.

                            SIGNATURES


                         XEROX CREDIT CORPORATION
              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                         /s/ Richard Ragazzo
Date: April 3, 2001                  By: _____________________________
                                          Name:   Richard Ragazzo
                                          Title:  Vice President,
                                                  Treasurer and Chief
                                                  Financial Officer